UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 3, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•       E-Plus develops new technological concept to expand UMTS network, dated September 3, 2004.

Press release

Date
3 September 2004
Number
E-Plus develops new technological concept to expand UMTS network	041pe

Innovative Ultra High Site concept allows fast, flexible and cost-effective expansion of UMTS network

E-Plus, KPN’s German mobile unit, has developed and applied for a patent for a new system for optimum expansion of its UMTS network called Ultra High Sites (UHS). Ultra High Sites are sites taller than 100 metres – like transmitter masts and industrial chimneys – from where multiple narrow antennas provide a large area with high-quality UMTS signals. The antennas cover the area like a canopy to offer customers top quality UMTS coverage from just one site.

Reduction of some 1500 conventional UMTS base stations

One UHS typically replaces eight conventional UMTS sites. Approximately 200 UHS stations will be built in Germany this year instead of around 1500 conventional base stations. The innovation will save E-Plus approx. €60 million in capital expenditure between now and year-end 2005.

A UHS has a transmitting range of between two and four kilometres in built-up areas and between four and six kilometres in outlying areas. For a city with a population of 100,000, like Erlangen in Germany, a single site rented by E-Plus on a tall chimney will be sufficient to give the entire city UMTS coverage. By way of comparison, the conventional technology would require 14 UMTS base stations to provide the same coverage. A single UHS mounted on the 234-metre tall Rheinturm tower in Dusseldorf will replace no fewer than 40 conventional base stations.

“Using UHS will enable us to expand the UMTS network faster and more flexibly than our competitors,” said Uwe Bergheim, Chairman of the E-Plus Board of Management. “We will be able to offer our customers the UMTS coverage they need. An extra advantage is the cost reduction compared with the conventional concept. UHS will therefore have a positive effect on the growth of our company.”

E-Plus will start up its first UHS sites on 1st October 2004. Locations will include landmark towers like the Rheinturm in Dusseldorf, Olympiaturm in Munich and Colonius in Cologne.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: September 6, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel